HXT HOLDINGS, INC.
100 Wall Street, 15th Floor,
New York, New York 10005
212-232-0120

February 11, 2009

Mr. Michael F. Johnson
Mr. Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          HXT Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on January 23, 2009
File No.: 333-146796

Dear Mr. Johnson and Mr. Ingram:

Reference is made to your comment letter to HXT Holdings, Inc. (the “Company”), dated February 9, 2009, relating to the amended registration statement referred to above (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

Cover Page

1.
Please do not make reference to your intention to “apply for “listing” on the OTC Bulletin Board. The OTC Bulletin Board is not an issuer listing service. Rather, it is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities. Issuers cannot apply to have their shares quoted on the OTC Bulletin Board.

Reply: We have amended the registration statement accordingly.

Plan of Distribution, page 10

Manner of Effecting the Distribution, page 11

2.
You state that Interwest will issue certificates representing 9,700,000 shares apportioned pro rata in the names of the holders of American Wenshen common stock, yet elsewhere in your filing you state that you are registering 9,970,000. Please explain the 270,000 share discrepancy or amend your filing.

We have amended the registration statement by revising the amount of shares represented by the referenced certificates to “9,970,000.”

Security Ownership of Certain Beneficial Owners and Management, page 39

3.
We refer to your response to comment 3 of or our prior letter dated October 21, 2008. It is unclear whether Warner Technology will receive securities in the distribution. Your response to comment 3 states that after the distribution Warner Technology will not hold 5% or more of your outstanding common stock. However, your footnote (1) states that ownership of your common stock after the distribution is equal to the percentage ownership of the common stock of American Wenshen on the record date and footnote (4) states that Warner Technology owns 5.85% of American Wenshen. Amend your filing to clearly set forth the security ownership of your beneficial owners and management.

We have amended the registration statement accordingly.

4.	Your footnote (4) has no corresponding information in the table. Please revise your filing to indicate the disclosure to which this footnote relates.

We have amended the registration statement by deleting this erroneous reference.

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In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company acknowledges that it may not assert staff comments and the declaration of  effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Ding Hong Shen
Name: Ding Hong Shen
Title:   CFO, Chief Accounting Officer and Director